SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: September 2, 2003	By:	/s/ S.J. Cheng
Name: S. J. Cheng Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Interim financial statements as of and for the six months ended June 30, 2003 released by ChipMOS TECHNOLOGIES INC., our 70% owned subsidiary on August 31, 2003

Exhibit 1.1

ChipMOS TECHNOLOGIES INC.

Financial Statements for the Six Months Ended

June 30, 2003 and 2002

Together with Independent Auditor’s Report

English Translation of a Report Originally Issued in Chinese

Independent Auditor’s Report

August 21, 2003

The Board of Directors and the Shareholders

ChipMOS TECHNOLOGIES INC.

We have audited the accompanying balance sheets of ChipMOS TECHNOLOGIES INC. as of June 30, 2003, and the related statements of income, changes in shareholders’ equity, and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of ChipMOS TECHNOLOGIES INC. as of June 30, 2002 were unaudited and presented solely for comparative purpose.

Except as discussed in the following paragraph, we conducted our audits in accordance with Regulations for Auditing of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 9 and Note 24 to the financial statements, the carrying values (net of credit balance) of the entire investments accounted for using the equity method amounted to $763,530 thousand as of June 30, 2003, and the related investment loss amounted to $93,266 thousand for the six months ended June 30, 2003, are based on unaudited financial statements of investee companies in the same period.

In our opinion, except for the effect of such adjustments, if any, as might have been disclosed had we audited the financial statements of investee companies as explained in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of ChipMOS TECHNOLOGIES INC. as of June 30, 2003, and the results of its operations and its cash flows for the six months then ended in conformity with the Guidelines for Securities Issuers’ Financial Reporting and accounting principles generally accepted in the Republic of China.

Moore Stephens

Taipei, Taiwan

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

ChipMOS TECHNOLOGIES INC.

BALANCE SHEETS

June 30, 2003 and 2002

(In Thousand of New Taiwan Dollars, Except Par Value)

	2003		2002
	Amount	%	Amount	%
			(Unaudited)
A S S E T S
CURRENT ASSETS
Cash and cash in bank (Notes 2 and 5)	$657,209	3.88	$605,228	3.88
Short-term investment (Notes 2 and 6)	1,386,801	8.18	900,343	5.76
Notes receivable (Notes 2, 4 and 7)
Related parties	96	—	129,896	0.83
Third party customers—net	10,166	0.06	104,700	0.67
Accounts receivable (Notes 2, 4, 6 and 7)
Related parties	1,001,969	5.91	1,020,858	6.54
Third party customers—net	965,461	5.69	492,813	3.16
Other receivables-related parties (Notes 2 and 4)	434,374	2.56	123,331	0.79
Inventories—net (Notes 2 and 8)	246,086	1.45	236,464	1.51
Deferred income tax asset (Notes 2 and 20)	18,057	0.10	35,118	0.22
Prepaid expenses and other current assets (Note 3)	913,847	5.39	900,398	5.76

Total Current Assets	5,634,066	33.22	4,549,149	29.12

INVESTMENTS IN SHARES OF STOCK (Notes 2 and 9)
Long-term investment by equity method	771,569	4.55	54,434	0.35
Long-term investment by cost method	388,850	2.29	365,454	2.34
Other long-term investment	571,008	3.37	—	—

	1,731,427	10.21	419,888	2.69

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 3 and 10)
Cost
Buildings and auxiliary equipment	2,688,179	15.85	2,546,693	16.30
Machinery and equipment	14,573,409	85.94	13,651,318	87.39
Tooling	914,895	5.40	827,813	5.30
Transportation equipment	12,405	0.07	10,613	0.07
Furniture and fixtures	235,715	1.39	219,981	1.41
Leasehold improvements	1,238	0.01	1,238	0.01

Total cost	18,425,841	108.66	17,257,656	110.48
Accumulated depreciation	(9,683,497)	(57.10)	(7,885,317)	(50.48)
Construction in progress and advance payment	604,279	3.56	1,014,878	6.50

Net Property, Plant and Equipment	9,346,623	55.12	10,387,217	66.50

INTANGIBLE ASSETS – NET (Notes 2 and 11)
Technology know-how	34,572	0.20	45,408	0.29
Deferred charges	28,139	0.17	28,213	0.18

	62,711	0.37	73,621	0.47

Other Assets
Non-operating properties—net (Notes 2 and 12)	125,420	0.74	134,537	0.86
Guarantee deposits	14,943	0.09	13,831	0.09
Pledged time deposits (Note 3)	42,450	0.25	42,450	0.27

Total Other Assets	182,813	1.08	190,818	1.22

TOTAL ASSETS	$16,957,640	100	$15,620,693	100

	2003		2002
	Amount	%	Amount	%
			(Unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank loans (Note 13)	$1,824,749	10.76	$1,253,741	8.03
Commercial papers (Note 14)	—	—	209,584	1.34
Notes payable	—	—	5,671	0.04
Accounts payable (Note 4)
Related parties	49,118	0.29	—	—
Third party suppliers	304,399	1.80	276,042	1.77
Other payables—related parties (Note 4)	6,607	0.04	3,024	0.02
Payable to contractors and equipment suppliers	110,420	0.65	528,247	3.38
Other current liabilities	375,922	2.22	311,003	1.99
Current portion of long-term liabilities (Note 15)	360,379	2.12	878,000	5.62

Total Current Liabilities	3,031,594	17.88	3,465,312	22.19

LONG-TERM LIABILITIES
Bonds issued (Note 16)	1,200,000	7.07	1,200,000	7.68
Bank loans (Note 15)	2,630,242	15.51	490,595	3.14

Total Long-Term Liabilities	3,830,242	22.58	1,690,595	10.82

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	35,027	0.21	24,800	0.16
Deferred income tax liability (Notes 2 and 20)	215,017	1.27	199,995	1.28
Guarantee deposits received	509	—	431	—
Deferred Credits	99,516	0.59	—	—

Total Other Liabilities	350,069	2.07	225,226	1.44

Total Liabilities	7,211,905	42.53	5,381,133	34.45

STOCKHOLDERS’ EQUITY
Capital stock—$10 par value
Authorized – 970,000 thousand shares
Issued –887,227 thousand shares in 2003 and 2002	8,872,272	52.32	8,872,272	56.80
Capital surplus (Notes 9 and 18)
Paid-in capital in excess of par value	2,084,757	12.29	2,084,757	13.35
Treasury stock transactions	1,057	0.01	—	—
Retained earnings (Note 19)
Legal reserve	424,007	2.50	424,007	2.71
Accumulated deficit	(1,634,526)	(9.64)	(1,141,111)	(7.31)
Cumulative translation adjustments	(2,430)	(0.01)	(365)	—
Treasury stock (Note 9)	598	—	—	—

Total Stockholders’ Equity	9,745,735	57.47	10,239,560	65.55

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$16,957,640	100	$15,620,693	100

The accompanying notes are an integral part of the financial statements.

(With Moore Stephens report dated August 21, 2003)

English Translation of Financial Statements Originally Issued in Chinese

ChipMOS TECHNOLOGIES INC.

STATEMENTS OF INCOME

For the Six Months Ended June 30, 2003 and 2002

(In Thousand of New Taiwan Dollars, Except Amounts Per Share)

	2003		2002
	Amount	%	Amount	%
			(Unaudited)
PRODUCT SALES (Notes 2 )	$3,827,873	101.05	$2,999,096	100.56
SALES RETURNS AND DISCOUNTS	(39,735)	(1.05)	(16,593)	(0.56)

NET PRODUCT SALES	3,788,138	100.00	2,982,503	100.00
COST OF PRODUCTS SOLD	(3,379,225)	(89.21)	(3,214,866)	(107.79)

GROSS INCOME (LOSS)	408,913	10.79	(232,363)	(7.79)

OPERATING EXPENSES
Research and development	135,173	1.65	195,660	1.08
General and administrative	102,841	2.71	86,562	2.90
Marketing	62,611	3.57	32,128	6.56

Total Operating Expenses	300,625	7.93	314,350	10.54

INCOME (LOSS) FROM OPERATIONS	108,288	2.86	(546,713)	(18.33)

NON–OPERATING INCOME
Interest	43,600	1.15	19,260	0.65
Rent	18,315	0.48	16,619	0.56
Investment income recognized by equity method-net	—	—	2,026	0.07
Gain on sales of investments	2,529	0.07	41,642	1.40
Gain on disposal of property, plant and equipment	49,504	1.31	—	—
Foreign exchange gains – net	5,778	0.15	—	—
Other	24,710	0.65	14,962	0.49

Total Non-Operating Income	144,436	3.81	94,509	3.17

(Forward)

English Translation of Financial Statements Originally Issued in Chinese

NON-OPERATING EXPENSES
Interest	$(124,346)	(3.28)	$(123,290)	(4.13)
Provision for losses on investments	—	—	(95,060)	(3.19)
Investment loss recognized by equity method—net	(93,266)	(2.46)	—	—
Foreign exchange losses—net	—	—	(24,297)	(0.81)
Loss on disposal of property, plant and equipment	(944)	(0.03)	—	—
Other	(12,876)	(0.34)	(12,242)	(0.42)

Total Non-Operating Expenses	(231,432)	(6.11)	(254,889)	(8.55)

INCOME (LOSS) BEFORE INCOME TAX	21,292	0.56	(707,093)	(23.71)
INCOME TAX EXPENSE (Notes 2 and 20)	(7,761)	(0.20)	(65,950)	(2.21)

NET INCOME (LOSS)	$13,531	0.36	$(773,043)	(25.92)

	2003		2002
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
			(Unaudited)
EARNING (LOSS) PER SHARE
Basic earning (loss) per share	$0.02	$0.02	$(0.80)	$(0.87)

The accompanying notes are an integral part of the financial statements.

(With Moore Stephens report dated August 21, 2003)

English Translation of Financial Statements Originally Issued in Chinese

ChipMOS TECHNOLOGIES INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2003 and 2002

(In Thousand of New Taiwan Dollars)

	CAPITAL STOCK	CAPITAL SURPLUS	RETAINED EARNINGS		TREASURY STOCK	EQUITY ADJUSTMENTS	TOTAL STOCKHOLDERS’ EQUITY
			Legal Reserve	Unappropriated Earnings (Accumulated Deficit)		Cumulative Translation Adjustment
BALANCE, JANUARY 1, 2002	$8,872,272	$2,090,889	$424,007	$(374,200)	$—	$(687)	$11,012,281
Net loss for the six months ended June 30, 2002	—	—	—	(773,043)	—	—	(773,043)
Transfer of capital surplus to offset accumulated deficit	—	(6,132)	—	6,132	—	—	—
Translation adjustments of investees	—	—	—	—	—	322	322

BALANCE, JUNE 30, 2002 (Unaudited)	$8,872,272	$2,084,757	$424,007	$(1,141,111)	$—	$(365)	$10,239,560

BALANCE, JANUARY 1, 2003	$8,872,272	$2,085,814	$424,007	$(1,648,057)	$598	$(734)	$9,733,900
Net income for the six months ended June 30, 2003	—	—	—	13,531	—	—	13,531
Translation adjustments of investees	—	—	—	—	—	(1,696)	(1,696)

BALANCE, JUNE 30, 2003	$8,872,272	$2,085,814	$424,007	$(1,634,526)	$598	$(2,430)	$9,745,735

The accompanying notes are an integral part of the financial statements.

(With Moore Stephens report dated August 21, 2003)

English Translation of Financial Statements Originally Issued in Chinese

ChipMOS TECHNOLOGIES INC.

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2003 and 2002

(In Thousand of New Taiwan Dollars)

	2003	2002
		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$13,531	$(773,043)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,291,114	1,367,855
Amortization	20,188	84,714
Bad debt losses	29,635	—
Financial expenses	7,577	7,383
Sales discounts and allowance	4,092	—
Provision (Reversal) of allowance for loss on short-term investments	(3,750)	95,060
Reversal of allowance for inventory valuation losses	(31,827)	(20,439)
Gain on sales of investments	(2,529)	(41,642)
Investment loss (income) recognized by equity method	93,266	(2,026)
Gain on disposals of property, plant and equipment	(47,980)	—
Accrued pension cost	8,833	5,594
Changes in operating assets and liabilities:
Decrease (increase) in:
Notes receivable	20,308	(75,158)
Notes receivable—related parties	(96)	(129,896)
Accounts receivable	(407,559)	(242,104)
Accounts receivable—related parties	102,935	180,423
Inventories	(48,881)	(43,771)
Other accounts receivable—related parties	(292,440)	(15,666)
Prepaid expenses and other current assets	20,865	(38,052)
Deferred income taxes	3,648	50,247
Increase (decrease) in:
Notes and accounts payable	159,047	161,628
Accounts payable—related parties	49,118	—
Other accounts payable—related parties	2,948	463
Other liabilities	75,593	—
Accrued expenses and other current liabilities	2,442	21,230

Net Cash Provided by Operating Activities	1,070,078	592,800

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(1,125,718)	(793,592)
Short-term investment	(3,013,249)	(2,475,110)
Long-term investment	(604,331)	—
Intangible assets	(39,945)	(11,856)
Other assets	—	(310)

(Forward)

English Translation of Financial Statements Originally Issued in Chinese

Proceeds from disposals of:
Short-term investment	$2,725,758	$2,343,938
Property, plant and equipment	206,221	—
Decrease (Increase) in pledged time deposits	17,450	(35)
Decrease (Increase) in guarantee deposits	(1,104)	752
Increase in pledged short-term notes	(1,097)	(41,461)

Net Cash Used in Investing Activities	(1,836,015)	(977,674)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (payments of):
Short-term bank loans	(207,882)	186,979
Commercial paper	(159,427)	209,584
Long-term bank loans	(172,974)	(580,816)
Increase in guarantee deposits received	48	102

Net Cash Used in Financing Activities	(540,235)	(184,151)

NET DECREASE IN CASH AND CASH IN BANK	(1,306,172)	(569,025)
CASH AND CASH IN BANK, BEGINNING OF YEAR	1,963,381	1,174,253

CASH AND CASH IN BANK, END OF YEAR	$657,209	$605,228

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalization)	$159,372	$162,347

Income tax paid	$6,839	$38,812

Non-cash investing and financing activities:
Current portion of long-term liabilities	$360,379	$878,000

Credit balances of long-term investments presented as part of other receivables from related parties	$8,039	$10,313

Reclassification of long-term investments into short-term investments	$218,098	$—

Cash paid for acquisitions of properties:
Total acquisitions	$1,077,388	$963,082
Payable to contractors, beginning of year	158,750	358,757
Payable to contractors, end of year	(110,420)	(528,247)

	$1,125,718	$793,592

The accompanying notes are an integral part of the financial statements.

(With Moore Stephens report dated August 21, 2003)

ChipMOS TECHNOLOGIES INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts are in Thousand of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

The Company was incorporated on July 28, 1997 as a joint venture company of Mosel Vitelic, Inc. (MVI) and Siliconware Precision Industries Co. Ltd. (SPIL). Its operations, which began on August 12, 1997, consist of research, development, manufacturing, testing, and assembly of integrated circuits. The Company also provides semiconductor testing and assembly services on a turnkey basis, in which the Company purchases fabricated wafers and sells tested and assembled semiconductors to application and system manufacturers.

On January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of the Company executed a Purchase and Subscription Agreement whereby they transferred their shares to ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) in exchange for 58,342 thousand newly issued common shares of ChipMOS Bermuda. The selling shareholders, who previously held in an aggregate 70.25% of the outstanding common shares of the Company, thus, became the holders of the entire outstanding common shares of ChipMOS Bermuda. As of June 30, 2003, ChipMOS Bermuda owned 70.34% of the outstanding common shares of the Company.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements were prepared in conformity with Guide -lines for Securities Issuers’ Financial Reporting, Commercial Accounting Law, accounting principles generally accepted in ROC, other relevant laws and regulations.

The Company’s significant accounting policies are summarized as follows:

Classification in the balance sheet

A year is used to classify assets/liabilities as current or non-current in the balance sheet.

Cash equivalents

Bonds acquired under resale agreements with original maturity dates of less than three months are classified as cash equivalents.

Foreign-currency transactions

Foreign-currency transactions, except derivative financial instruments, are recorded in New Taiwan Dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan Dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except those foreign currency denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ equity.

Revenue recognition

Sales are recognized when titles of products and risks of ownerships are transferred to customers, primarily upon shipment.

Short-term investments

These investments are stated at the lower of cost or market value. Costs of investments sold are determined using the weighted-average method.

Allowance for doubtful receivables

Allowance for doubtful accounts is provided based on evaluation of the collectibility of the receivables evaluated based upon the overall financial condition and payment history of the individual customers as well as the age of the receivables.

Sales and allowances for sales returns and discounts

Sales are recognized upon shipment of products to customers. Allowances for sales returns and discounts are provided based on experience; such provisions are deducted from sales and the related costs of products are deducted from cost of products sold.

Inventories

Inventories are stated at the lower of standard cost (which approximates actual weighted average cost) or market value. Market value represents replacement cost for raw materials and net realizable value for other inventories.

Investments in shares of stock

Investments in shares of stock of companies wherein the Company exercises significant influence on their operating or financial decisions are accounted for using the equity method. Under the equity method, the investment are initially carried at cost and subsequently adjusted for the proportionate equity of the Company in the net income or net loss of the investees. The difference between the costs of the investment and the Company’s proportionate share in the net assets of the investees at the date of acquisition is amortized using the straight-line method over five years. Such amortization is recognized as a component of “Equity in net income or net loss of investee companies” account shown in the statements of income.

The Company will discontinue its recognition of its equity in the net loss of the investees when the carrying value of the investment (including advances) is reduced to zero. However, in cases where the Company guarantees the obligations or is committed to provide further financial support to an investee company, or if the investee’s losses are temporary and evidence sufficiently shows imminent return to profitability in the foreseeable future, then, the Company continues to recognize its share in the net loss of the investees. The resulting credit balances of the long-term investments are presented as part of other receivable from related parties.

Translation adjustments resulting from the process of translating the investees’ financial statements into the functional currency of the Company are recorded as cumulative translation adjustments in the statement of changes in shareholders’ equity.

The entire amount of the gains or losses on sales to majority owned subsidiaries are deferred until such gains or losses are realized through the subsequent sale of the related products to third parties. The gains or losses on the sales made by the majority owned subsidiaries to the Company are deferred by the Company to the extent of its equity interest in such subsidiaries until such gains or losses are realized also through the subsequent sale of the related products to unrelated parties. On the other hand, the gains or loss arising from the transactions between more than 20% owned investee companies is deferred in proportion to the ownership percentage in the investee company that recognizes the gains or losses until realized through transactions with third parties.

Other investments in shares of stock are accounted for at costs. A decline in value is accounted for as follows:

a.	Stock with quoted market prices. The temporary decline in market values and the reversal of such declines are included in stockholders’ equity. However, other than temporary decline in the value of the investment is charged to current income.

b.	Stock with no quoted market prices. A reduction that is other than a temporary decline in the carrying value of the investment is charged to current income.

Cash dividends received in the year the investment is made are accounted for as reduction in the carrying value of the investment while cash dividends received in subsequent years are recognized as investment income. No investment income is recognized on stock dividends received.

The costs of investments sold are determined using the weighted average method.

Property, plant and equipment and non-operating properties

Property, plant and equipment and non-operating properties are stated at cost less accumulated depreciation. Major additions, renewals and betterment are capitalized, while maintenance and repairs are expensed currently.

The initial estimate of the service lives of the property, plant and equipment is as follows: Machinery and equipment, 1 to 5 years; buildings and auxiliary equipment, 1 to 54 years; furniture and fixtures, 1 to 5 years; tooling, 1 to 2 years; transportation equipment, 5 years; and leasehold improvements, 1 to 2 years. The foregoing service lives plus one year to represent the estimated salvage value are used to depreciate the property, plant and equipment using the straight-line method. The carrying value of property, plant and equipment, which were fully depreciated using the foregoing service lives, but are still being used by the Company are depreciated over their remaining estimated service lives.

Upon sale or disposal of items of properties, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to current income.

Intangible assets

Intangible assets are amortized using the straight-line method over the following periods: Technology know-how, 5 years; technology license fee, and deferred charges, 1 to 5 years; bond issuance cost are amortized using the average method.

Pension costs

Pension costs are recorded based on actuarial calculations. Unrecognized net transition obligation is amortized over 15 years.

Income tax

The Company adopts inter-period income tax allocation method. Deferred income tax assets are recognized for the tax effects of deductible temporary differences, unused tax credits, and operating loss carryforwards and those of taxable temporary differences are recognized as deferred income tax liabilities. Valuation allowance is provided for deferred tax assets that are not certain to be realized. A deferred tax asset or liability is classified as current or noncurrent based on the classification of the related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, then it is classified as current or noncurrent based on the expected reversal dates of the temporary difference.

Any tax credit arising from the purchase of machinery, equipment and technology, research and development expenditures, personnel training, investments in important technology-based enterprise are recognized by the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on unappropriated earnings generated are recorded as expense in the year when the stockholders have effectively resolved that earnings shall be retained.

Derivative financial instruments

Foreign currency forward exchange contracts (forward contracts), entered into for purposes other than trading, are recorded as follows: the differences in the New Taiwan dollar amounts translated using the spot rates as of the contract date and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing spot rates and the resulting differences are recognized in income. Also, the receivables and payables related to the forward contract are netted and the resulting net amount is presented as either an asset or liability.

The aggregate amount of the foreign currency to be acquired or sold under European option contracts, entered into as hedge of anticipated transactions, is not recorded as assets or liabilities. The amounts received on options written and the amounts paid on options purchased are amortized using the straight-line method over the term of the contract. The gains arising from the exercise of the options or the losses arising from options not exercised are recognized as adjustments to the carrying values when the hedged transaction occurs.

Reclassifications

Certain accounts in the financial statements as of and for the six months ended June 30, 2002 have been reclassified to conform to the financial statements as of and for the six months ended June 30, 2003.

3.	PLEDGED OR MORTGAGED ASSETS

The following assets are pledged or mortgaged as collaterals to secure the customs duties obligations, short-term loans, long-term loans and secured bonds of the Company as well as obligations of related companies:

	June 30
Item	2003	2002
		(Unaudited)
Buildings and auxiliary equipment	$1,150,694	$1,277,792
Machinery and equipment	3,495,353	1,636,938
Other current assets:
Time deposits	16,968	233,012
Short-term notes	602,841	600,872
Other assets:
Time deposits	42,450	42,450

	$5,308,306	$3,791,064

4.	RELATED PARTY TRANSACTIONS

a.	The Company has transactions with the following related parties:

ChipMOS Bermuda: A 70.34% owned shareholder.

SPIL: A 28.73% owned shareholder.

MVI: An indirect 32.76% owned shareholder.

ChipMOS Japan Inc.: A 100% owned subsidiary.

ChipMOS USA Inc.: A 100% owned subsidiary.

PlusMOS: A 25% owned investee.

ThaiLin: A 41.78% owned investee.

Chantek: A 34% owned investee.

Advanced Micro Chip: Same president.

Ultima: The president of the Company is a member of board of directors of Ultima (resigned in June 2003).

ProMOS Technologies Inc.: An investee of MVI.

DenMOS: An investee of MVI.

Best Home: A 19.91% owned investee; the Company is a major shareholder.

Chantek International: The president of the Company is a member of board of directors of Chantek International.

Sun Fund: A 16.67% owned investee; the company is a major shareholder.

b.	Related party transactions other than those disclosed in other notes:

	2003		2002
	Amount	%	Amount	%
At end of six months			(Unaudited)
Other receivables
ChipMOS Bermuda	$158,572	36.51	$102,013	82.71
ChipMOS USA Inc.	20,455	4.71	24,840	20.14
Ultima	38	0.01	—	—
ThaiLin	65,032	14.97	—	—
Chantek	420	0.09	—	—
MVI	9,731	2.24	234	0.19
ChipMOS Japan Inc.	6,599	1.52	6,439	5.22
DenMOS	4,325	0.99	118	0.10
Chantek International	92,784	21.36	—	—
Advanced Micro Chip	113,403	26.11	—	—
PlusMOS	183	0.04	—	—
ProMOS	506	0.12	—	—

	472,048	108.67	133,644	108.36
Less : Credit balance of long-term investments	(8,039)	(1.85)	(10,313)	(8.36)
Less : Allowance for doubtful receivable	(29,635)	(6.82)	—	—

	$434,374	100.00	$123,331	100.00

Notes receivable
ThaiLin	$96	0.94	$—	—
Ultima	—	—	129,896	55.37

	$96	0.94	$129,896	55.37

(Forward)

Accounts receivable
MVI	$647,612	32.32	$619,079	40.43
Ultima	273,711	13.66	357,843	23.37
PlusMOS	6,109	0.30	4,787	0.31
DenMOS	87,341	4.36	39,149	2.56
ProMOS	3	—	—	—
ThaiLin	1,713	0.09	—	—

	$1,016,489	50.73	$1,020,858	66.67

Prepaid meal expenses—Best Home	$216,000		$216,000

Accounts payable
SPIL	$49,118	13.89	$—	—

Other payables
ChipMOS USA Inc.	$1,294	19.59	$1,290	42.66
MVI	2,242	33.93	888	29.36
ChipMOS Japan Inc.	772	11.69	797	26.36
PlusMOS	8	0.12	—	—
SPIL	2,197	33.25	—	—
Chantek	94	1.42	—	—
DenMOS	—	—	49	1.62

	$6,607	100.00	$3,024	100.00

Accrued expenses
Sun Fund	$46	0.01	$46	0.01

For the period
Product sales
MVI	$1,472,056	38.86	$1,024,632	34.35
Ultima	467,304	12.34	790,659	26.51
PlusMOS	3,973	0.10	3,030	0.10
ProMOS	514	0.01	—	—
DenMOS	198,740	5.25	52,723	1.77
ThaiLin	1,723	0.05	—	—

	$2,144,310	56.61	$1,871,044	62.73

Rental revenue
MVI	$2,400	13.11	$6,000	36.10
DenMOS	530	2.89	45	0.27
ThaiLin	8,118	44.33	—	—

	$11,048	60.33	$6,045	36.37

Other income
Ultima	$—	—	$305	2.04
ThaiLin	3,979	16.10	—	—

	$3,979	16.10	$305	2.04

(Forward)

Subcontract expenses
SPIL	$62,047	77.46	$—	—
Chantek	—	—	979	70.28

	$62,047	77.46	$979	70.28

Administrative expenses
MVI	$2,321	12.13	$2,321	17.97

Marketing expenses—commission
ChipMOS USA Inc.	$10,656	55.88	$9,400	58.28
ChipMOS Japan Inc.	5,396	28.29	4,299	26.25

	$16,052	84.17	$13,699	84.53

Service fee
Sun Fund	$270	100.00	$270	100.00

Rental expense
MVI	$1,285	9.19	$1,286	7.79
Chantek	429	3.07	—	—

	$1,714	12.26	$1,286	7.79

As of June 30, 2003, the Company provided commercial paper acquired under repurchase agreements as collateral for a loan amounting $600,000 (excluding the interest) obtained by Ultima.

In 2003, the Company sold machinery and equipment to Thailin and Chantek with the proceeds amounted to $177,595 and $200, and the gain on disposal of properties amounted to $57,098 and $200 respectively.

In 2003, the Company sold secured bonds issued by MVI to Advanced Micro Chip and Chantek International with the carrying value of $110,000 and $90,000 respectively. The interest revenue derived from the transaction was $6,188. The payment term was quarterly installment commencing from August 25, 2003.

In 2002, the Company acquired the ownership of Sun Fund Securities Ltd. from Best Home Corp. The cost of investment was $299,000 with 20,000 thousand shares.

5.	CASH AND CASH IN BANK

	June 30
	2003	2002
		(Unaudited)
Petty cash	$360	$380
Checking account deposit	305	681
Demand deposit	588,444	41,934
Foreign deposits	66,850	55,477
Time deposits	1,250	506,756

	$657,209	$605,228

The time deposits interest rate ranged from 1.10 % to 2.20% and 1.53% to 4.155 % for the six months ended June 30, 2003 and 2002.

6.	SHORT-TERM INVESTMENT

	June 30
	2003	2002
		(Unaudited)
Stocks	$460,514	$—
Fund	891,204	900,343
Repurchase note	199,937	—
Less—allowance for decline in value	(164,854)	—

	$1,386,801	$900,343

Market value	$1,386,801	$900,343

7.	NOTES AND ACCOUNTS RECEIVABLE

	June 30
	2003	2002
		(Unaudited)
Notes receivable—related parties	$96	$129,896
—third party	10,166	104,700

	10,262	234,596

Accounts receivable—related parties	1,016,489	1,020,858
Less: allowances for doubtful accounts and sales discounts	(14,520)	—

	1,001,969	1,020,858

Accounts receivable—third party	987,380	510,303
Less: allowances for doubtful accounts and sales discounts	(21,919)	(17,490)

	965,461	492,813

	$1,977,692	$1,748,267

8.	INVENTORIES

	June 30
	2003	2002
		(Unaudited)
Finished goods	$44,684	$53,897
Work in process	84,533	118,057
Raw materials	171,650	145,004
Less—allowance for losses	(54,781)	(80,494)

	$246,086	$236,464

The insurance coverage amounted to $163,979 and $302,807 as of June 30, 2003 and 2002 respectively.

9.	INVESTMENTS IN SHARES OF STOCK

	June 30
	2003		2002
	Carrying Value	% of Owner- Ship	Carrying Value	% of Owner- Ship
			(Unaudited)
Equity method:
Chantek electronic Co., Ltd.	$90,305	34.00	$—	—
ThaiLin Semiconductor Corp.	610,772	41.78	—	—
PlusMOS Technology Inc.	42,143	25.00	54,434	25.00
Advanced Micro Chip Technology Co., Ltd.	28,349	29.43	—	—

	771,569		54,434

Cost method:
Ultima Electronics Corp.	—	—	218,098	7.71
Best Home Corp.	89,850	19.91	—	—
Sun Fund Securities Ltd.	299,000	16.67	—	—
Mosel Vitelic Inc.	—	—	147,356	0.41

	388,850		365,454

Other Long-Term Investment
Convertible debt	571,008	—	—	—

Credit balance of long-term investments (presented as part of other receivables)
ChipMOS Japan Inc.	(670)	100	(1,252)	100
ChipMOS USA Inc.	(7,369)	100	(9,061)	100

	(8,039)		(10,313)

	$1,723,388		$409,575

The equity in net income or net loss are summarized as follows:

	June 30
	2003	2002
		(Unaudited)
ChipMOS Japan Inc.	$237	$408
ChipMOS USA Inc.	1,436	461
PlusMOS Technology Inc.	(9,421)	1,157
Chantek electronic Co. Ltd.	(27,010)	—
ThaiLin Semiconductor Corp.	(55,267)	—
Advanced Micro Chip Technology Co., Ltd.	(3,241)	—

	$(93,266)	$2,026

Accumulated translation adjustments consists of:

	June 30
Investees	2003	2002
		(Unaudited)
ChipMOS Japan Inc.	$303	$342
ChipMOS USA Inc.	(1,000)	(707)
Other long-term investment	(1,733)	—

	($2,430)	($365)

Certain changes on the shareholders’ equity of Chantek Electronic Co., Ltd. were made due to its long-term investments. The Company made the adjustments on the equity according to its ownership to the respective accounts, which increased capital reserve and treasury stock by NT$1,057 thousand and NT$598 thousand; decreased unappropriated earning by NT$7,210 thousand.

The difference between the costs of the investment on Chantek Electronic Co., Ltd, Thailin Semiconductor Corp. and Advanced Micro Chip Technology Co., Ltd. as well as the Company’s proportionate share in the net assets of these investees at the date of acquisition is amortized using the straight-line method over five years.

In 2003, the Company reclassified its long-term investments on Ultima into short-term investment revalued at lower of cost or market value at transferal.

10.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consists of:

	June 30
	2003	2002
		(Unaudited)
Machinery and equipment	$7,941,360	$6,526,506
Buildings and auxiliary equipment	856,470	651,407
Furniture and fixtures	174,483	137,964
Tooling	703,150	563,175
Transportation equipment	6,796	5,027
Leasehold improvements	1,238	1,238

	$9,683,497	$7,885,317

The insurance coverage of the properties amounted to $18,263,866 and $13,774,859 as of June 30, 2003 and 2002 respectively. The capitalized interest for the six months ended June 30, 2003 was $22,183, with the interest rate of 4.78% for capitalization.

11.	INTANGIBLE ASSETS—NET

	June 30
	2003	2002
		(Unaudited)
Technology know-how	$34,573	$45,408
Deferred charges	28,138	28,213

	$62,711	$73,621

Pursuant to a Joint Venture Agreement entered into between MVI and SPIL on July 28, 1997, MVI and SPIL contributed, as payment for their subscription to shares of stock of the Company, technologies related to testing and packaging integrated circuits at an agreed valuation of NT$750,000 thousand.

12.	NON-OPERATING PROPERTIES—NET

	June 30
	2003	2002
		(Unaudited)
Buildings and structures	$162,345	$162,345
Less—accumulated depreciation	(36,925)	(27,808)

	$125,420	$134,537

13.	SHORT-TERM BANK LOANS

	June 30
	2003	2002
		(Unaudited)
Loan for importation of machinery.	$764,749	$523,741
Operating capital loan.	1,060,000	730,000

	$1,824,749	$1,253,741

14.	COMMERCIAL PAPERS

	June 30
	2003	2002
		(Unaudited)
Commercial papers	$—	$210,000
Discount on par value	—	(416)

	$—	$209,584

15.	LONG-TERM BANK LOANS

	June 30
	2003	2002
		(Unaudited)
Bank loans collateralized by equipment and building, repayable semi-annually from May 1999 to June 2006, interest at floating rate (6.92% and 5.425% as of June 30, 2002 and 2003, respectively)	$449,500	$795,500
Syndicated bank loans collateralized by equipment, repayable semi-annually from July 2002 to September 2007, interest at floating rate (4.40% as of June 30, 2003)	2,000,000	—
Syndicated bank loans collateralized by equipment, repayable semi-annually from July 2002 to September 2007, interest at floating rate (4.525% as of June 30, 2003)	500,000	—
Syndicated bank loans repayable semi-annually from November 1999 to May 2003, interest at floating rate (8.25% as of June 30, 2002)	—	532,000
Research and development subsidy loan, collateralized by time deposits in amounts of NT42,450 thousand, repayable quarterly from July 2000 to September 2006, with zero interest rate	41,121	41,095

	2,990,621	1,368,595
Less—current portion	(360,379)	(878,000)

	$2,630,242	$490,595

The credit lines as of June 30, 2003 and 2002 aggregated approximately $4,041,121 and $4,041,095 respectively.

Under the syndicated bank loan facility agreement for the year of 2003, the Company is required to:

(1)	Ensure that ChipMOS Bermuda and SPIL maintain a percentage of direct ownership in the Company of at least 50% of outstanding shares and have control over its operation.

(2)	Maintain certain financial ratio.

Under the syndicated bank loan facility agreement for the year of 2002, the Company is required to:

(1)	Ensure that MVI and SPIL maintain a percentage of direct ownership in the Company of at least 28.8% and 18%, respectively. The Company must notify the banks in writing and get approval in advance in cases where additional shares are issued in connection with an initial public offering of its shares.

(2)	Maintain certain financial ratio.

As a result of the share exchange between the Company and ChipMOS Bermuda, MVI no longer met the required direct ownership in the Company (Note 1). On October 26, 2000, the Company obtained the necessary waivers and consents from its lenders. These waivers and consents eliminated the MVI direct ownership percentage requirement permanently.

16.	BONDS ISSUED

The Company on January 26, 2000 issued secured bonds with face value of NT$1,200,000 thousand. Those bonds are due on January 26, 2005 and bear annual interest at 5.95% that are payable annually.

Under the guaranteed facility agreement for the long-term bonds, the Company is required to:

(1)	Ensure that MVI and SPIL maintain a percentage of direct ownership in the Company of at least 28.8% and 18%, respectively. In addition, the Company must notify the banks in writing and get approval in advance cases where additional shares are issued in connection with an initial public offering of its shares.

(2)	Maintain certain financial ratios.

As a result of the share exchange between the Company and ChipMOS Bermuda, MVI no longer met the required direct ownership in the Company (Note 1). On October 16, 2000, the Company obtained the necessary waivers and consents from its lenders. These waivers and consents eliminated the MVI direct ownership percentage requirement permanently.

17.	PENSION PLAN

The Company has a obligation to provide pension benefits to employees starting from the inception of its operation. The Company has established a defined benefit pension plan for all of its regular employees, which provides benefits based on length of service and average monthly salary for the six months period immediately before retirement.

The Company makes monthly contributions, equal to 2% of salaries and wages, to a pension fund that is administered by a pension fund monitoring committee and deposited in its name in the Central Trust of China. The ending balances of foresaid fund were $70,966 and $53,313 as of June 30, 2003 and 2002 respectively.

18.	CAPITAL SURPLUS

	June 30
	2003	2002
		(Unaudited)
Additional paid-in capital	$2,084,757	$2,084,757
Long-term equity investment	1,057	—

	$2,085,814	$2,084,757

Under the ROC Company Law, all of the capital surplus can only be used to offset a deficit except those generated from donations (donated capital) and the excess of the issue price over the par value of capital stock (including the stocks issued for new capital and mergers, and the purchase of treasury stock). Capital surplus can be transferred to capital as stock dividends distributed to shareholders.

19.	LEGAL RESERVE AND UNAPPROPRIATED EARNINGS

The Company’s Articles of Incorporation provides that the following may be appropriated, from the accumulated net income after deducting any previously accumulated deficit and 10% legal reserve, subject to shareholder approval: (a) 10% as bonus to employees, (b) not more than 2% as remuneration to directors and supervisors, (c) a special reserve, if deemed necessary, and (d) dividends to shareholders.

These appropriations and the disposition of the remaining net income shall be resolved by the shareholders in the following year and given effect in the financial statements of that year.

The aforementioned appropriation for legal reserve shall be made until the reserve equals aggregate par value of the Company’s outstanding capital stock. The reserve can only be used to offset a deficit; or, when its balance has reaches 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% thereof can be distributed as stock dividend.

20.	INCOME TAX

a.	Deferred income tax assets as of June 30, 2003 and 2002 consisted of the tax effects of the following:

	June 30
	2003	2002
		(Unaudited)
Unrealized foreign exchange (gain) loss	($1,877)	$9,402
Unrealized sales discount	1,023	—
Provision of allowance inventory loss	13,695	18,298
Unrealized gain on foreign investment	(1,292)	—
Operating loss carryforwards	796,859	413,539
Tax credit on machinery and R&D expenditures	940,460	950,030
Depreciation difference	(579,821)	(212,995)
Other	11,210	7,434

	June 30
	2003	2002
		(Unaudited)
b. Current:
Deferred tax assets	$19,934	$35,118
Deferred tax liabilities	(1,877)	—

Deferred tax assets–net	$18,057	$35,118

	June 30
	2003	2002
		(Unaudited)
c. Noncurrent:
Deferred tax assets	$1,743,313	$1,363,585
Valuation allowance	(1,377,217)	(1,350,585)
Deferred tax liabilities	(581,113)	(212,995)

Deferred tax liabilities—net	($215,017)	($199,995)

	Six months ended June 30
	2003	2002
		(Unaudited)
d. Income tax expense—current	$—	$—
Separate tax	749	—
Net change in deferred income tax benefit (expenses) for the year:
Provision for inventory losses	7,957	4,435
Unrealized foreign exchange gain	7,316	1,154
Unrealized sales discount	4,698	—
Unrealized gain on foreign investment	418	—
Tax credit on machinery and R&D expenditures	(100,934)	8,808
Operating loss carryforwards	14,667	98,429
Depreciation difference	4,481	(288,206)
Other	(5,539)	15,745
Adjustment of prior year’s taxes	3,364	—
Valuation allowance	70,584	225,585

Income tax expense	$7,761	$65,950

e.	As of June 30,2003, the tax credits consisted of the following:

Regulation	Item	Total Tax Credit	Unused Tax Credit	Year of Expiry
Statute for	Investments in	$185,856	$185,856	2003
Upgrading	machinery	63,592	63,592	2004
Industries	and equipment	279,600	279,600	2005
		131,048	131,048	2006

		$660,096	$660,096

Statute for	Research and	$41,904	$41,904	2003
Upgrading	development	83,441	83,441	2004
Industries	expenditures	84,762	84,762	2005
		70,257	70,257	2006

		$280,364	$280,364

(Forward)

Income Tax Law	Loss carryforwards	$1,958,507	$1,958,507	2006
		1,228,930	1,228,930	2007

		$3,187,437	$3,187,437

f.	Income tax returns through 1998 have been examined and assessed by the tax authorities.

g.	Imputation credit account (ICA) information:

	June 30
	2003	2002
		(Unaudited)
ICA Balance	$91,152	$86,611

Tax Credit Rate	—	—

h.      The unappropriated retained earning as of June 30, 2003 and 2002 was generated after 1998.

i.       The income from the expansion of the first manufacturing plant is exempt from income tax from 1999 to 2002 and the second one is from 2002 to 2005.

21.	PERSONNEL, DEPRECIATION AND AMORTIZATION EXPENDITURE

	June 30
	2003			2002 (Unaudited)
	Operating Cost	Operating Expense	Total	Operating Cost	Operating Expense	Total
Personnel expenses	$490,285	$113,723	$604,008	$418,847	$104,175	$523,022
Salary expense	427,823	103,782	531,605	370,490	96,255	466,745
Insurance	34,417	6,609	41,026	26,947	5,374	32,321
Pension	13,911	3,332	17,243	10,048	2,546	12,594
Others	14,134	—	14,134	11,362	—	11,362
Depreciation	1,251,272	35,284	1,286,556	1,347,306	16,011	1,363,317
Amortization	6,501	13,687	20,188	4,536	80,178	84,714

22.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies as of June 30, 2003, except those disclosed in other notes to the financial statements, are as follows:

a.	The Company leases parcels of land from the Science-Based Industrial Park Administration (SIPA) and the Kaohsing branch of Economic Processing Zone Administrations, MOEA under several agreements expiring on various dates from 2002 to 2017, but are renewable upon expiration. Annual rentals, which are subjected to adjustments.

Minimum lease payments were as follows:

Years	Amount
2003	$16,738
2004	16,203
2005	15,668
2006	15,668
2007	15,668
2008 and thereafter	156,676

$236,621

b.	On April 20, 1999, the Company entered into a semiconductor packaging technology licence agreement with TESSERA INC. Under the agreement, the Company agreed to pay a licence fee of US$500 thousand and a royalty fee at certain percentage of net sales of certain products. The Company paid the total licence fee of US$500 thousand (NT$15,888 thousand) in 1999 and amortized the amount over 5 years using the straight-line method. The Company also shall pay certain additional licence fees within five years if cumulative production and sales quantity of products bearing Tessera Compliant Chip packages do not meet the commitment schedule at a respective deadline as set in the agreement.

c.	The Company has unused letters of credit aggregating approximately USD2,020, JPY1,035,137, EUR81 and USD49, JPY1,345,505 as of June 30, 2003 and 2002 respectively.

23.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company had entered into forward exchange contracts for the six months ended, to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. Information on the derivative transactions is as follows:

a.	European options

The Company expects to pay Japanese yen for its importation of materials, machinery, and equipment. It has entered into foreign currency option contracts with banks to hedge exchange rate risks. As of June 30, 2003, the Company had no outstanding foreign currency option contracts. For the six months ended June 30, 2003 and 2002, the Company realized premium income of NT$0 and NT$48 thousand respectively.

b.	Transaction risks

1)	Credit risk. The banks with which the Company has entered into the above contracts are reputable and, therefore, management believes that exposure to credit risks arising from probable default by such counter parties is low.

2)	Market risk and hedge strategy. The Company is exposed to market risks arising from changes in interest rates on floating-rate long-term obligations and currency exchange rates arising from U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company entered into forward contracts and swap contracts. The hedging strategy of the Company is to use the changes in the fair value of the derivatives instruments to offset the changes in the fair value of the hedged items. The Company periodically evaluates the effectiveness of these instruments as hedges of its exposures.

3)	Liquidity and cash requirement. Interest and exchange rate swap transactions requires the settlement of the net interest payable or receivable only. The foregoing cash requirements are not material to the Company.

c.	Fair value of financial instruments

	June 30
	2003		2002 (Unaudited)
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Cash and cash in bank	$657,209	$657,209	$605,228	$605,228
Short-term investment	1,551,655	1,386,801	900,343	900,343
Notes and accounts receivable	1,977,692	1,977,692	1,735,757	1,735,757
Other receivable (other current assets)	983,776	983,776	49,877	49,877
Investments in shares of stock (including credit balance)	1,731,427	1,723,388	419,888	419,888
Refundable deposits (including current portion)	14,943	14,943	13,831	13,831

Liabilities
Bank loans	1,824,749	1,824,749	1,253,741	1,253,741
Commercial papers	—	—	209,584	209,584
Notes and accounts payable	353,517	353,517	332,013	332,013
Other payable	6,607	6,607	3,024	3,024
Payables to contractors and equipment supplies (other current liability)	110,420	110,420	528,247	528,247
Accrued expenses	347,883	347,883	303,497	303,497
Long-term bank loans (including current portion)	2,990,621	2,990,621	1,368,595	1,368,595
Bonds issued (including current portion)	1,200,000	1,200,000	1,200,000	1,200,000
Guarantee deposits received (other current liabilities)	509	509	431	431

Fair values of financial instruments were determined as follows:

1)	Short-term financial instruments – carrying values.

2)	Short-term investments – market values.

3)	Investments in shares of stock – market value for listed companies and net equity value for the others.

4)	Refundable guarantee deposits – carrying values.

5)	Long-term liabilities – based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. Bonds payable are discounted at present value, using an annual interest rate of 5.95%. Other long-term liabilities are their carrying values as they use floating interest rates.

The fair values of non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

24.	ADDITIONAL DISCLOSURES

The following are the additional disclosures required by SFC for the Company and investees:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired and disposed at costs or prices at least $100,000 or 20% of the paid-in capital: Please see Table 4 attached;

e.	Total purchase from or sale to related parties amounting to at least $100,000 or 20% of the paid-in capital: Please see Table 5 attached;

f.	Receivable from related parties amounting to at least $100,000 or 20% of the paid-in capital: Please see Table 6 attached;

g.	Names, locations and related information of investees on which the Company exercises significant influence: Please see Table 7 attached;

h.	Transactions of derivative financial instruments: Please see Note 23.

25.	SEGMENT FINANCIAL INFORMATION

a.	Industry. The Company provides semiconductor testing, assembly, turnkey and TCP services.

	For the Six Months Ended June 30, 2003
	Testing	Assembly	Turnkey	TCP	Segment Total	Corporate & Other Assets	Consolidated Total
Revenues from customers	$1,234,480	$1,224,376	$655,045	$674,237	$3,788,138	$—	$3,788,138
Cost of revenues	1,234,011	995,256	646,695	503,263	3,379,225	—	3,379,225
Segment gross profit	469	229,120	8,350	170,974	408,913	—	408,913
Depreciation and amortization	841,084	251,011	—	219,207	1,311,302	—	1,311,302
Segment assets	5,082,796	2,048,130	—	2,215,697	9,346,623	6,847,487	16,194,110
Expenditure for segment assets	603,152	289,790	—	232,776	1,125,718	—	1,125,718

	For the Six Months Ended June 30, 2002 (Unaudited)
	Testing	Assembly	Turnkey	TCP	Segment Total	Corporate & Other Assets	Consolidated Total
Revenues from customers	$1,043,974	$642,516	$862,736	$433,277	$2,982,503	$—	$2,982,503
Cost of revenues	1,291,310	669,023	850,207	404,326	3,214,866	—	3,214,866
Segment gross profit	(247,336)	(26,507)	12,529	28,951	(232,363)	—	(232,363)
Depreciation and amortization	1,052,960	259,988	—	139,621	1,452,569	—	1,452,569
Segment assets	6,353,522	2,135,631	—	1,898,064	10,387,217	5,189,355	15,576,572
Expenditure for segment assets	136,887	41,229	—	615,476	793,592	—	793,592

b.	Geographic information. The Company has no operations outside the Republic of China.

c.	Export sales

	Six months ended June 30
Geographic Area	2003	2002 (Unaudited)
Japan	$135,918	$91,967
Hong Kong	240,279	5,371
America	214,852	79,821
Other	45,409	4,378

	$636,458	$181,537

d.	Major customer. Sales to customers representing at least 10% total net product sales.

	Six months ended June 30
	2003		2002 (Unaudited)
Customer	Amount	%	Amount	%
MVI	$1,472,056	38.86	$1,024,632	34.35
Ultima	467,034	12.34	790,659	26.51

TABLE 1

ChipMOS TECHNOLOGIES AND INVESTEES

FINANCING PROVIDED

For the Six Months Ended June 30, 2003 and 2002

(Amounts in Thousand of New Taiwan Dollars, Unless Otherwise Specified)

Financing Name	Counter-Party	Financial Statement Account	Maximum Balance for the Period	Ending Balance	Interest Rate	Financing Nature	Transaction Amount	Financing Reasons	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Company’s Financing Amount Limits
										Item	Value
Plus MOS	Advanced Micro Chip Technology Co., Ltd.	Other receivables	$20,000	$20,000	5.9%	Short-term financing	$ —	Working capital	$—	—	$—	$30,000	$30,000

TABLE 2

ChipMOS TECHNOLOGIES INC. AND INVESTEES

ENDORSEMENT/GUARANTEE PROVIDED

For the Six Months Ended June 30, 2003 and 2002

(Amounts in Thousand of New Taiwan Dollars, Unless Otherwise Specified)

	Counter-party		Limits on Each Counter-party’s Endorsement/ Guarantee Amounts	Maximum Balance for the Period	Ending Balance	Value of Collateral Properties, Plant and Equipment	Percentage of Accumulated Amount of Collateral on Net Equity of the Latest Financial Statement	Maximum Collateral/ Guarantee Amounts Allowable
Endorsement/Guarantee	Name	Nature of Relationship
ChipMOS	Ultima	Business relationship	(Note 1)	$600,000	$600,000	$600,000	6.16%	(Note 2)

Note 1: Not exceeding 120% ($11,694,882) of the net equity $9,745,735 of ChipMOS for each transaction entity

Note 2: Not exceeding 150% ($14,618,603) of the net equity $9,745,735 of ChipMOS

TABLE 3

ChipMOS TECHNOLOGIES INC. AND INVESTEES

MARKETABLE SECURITIES HELD

June 30, 2003

(Amounts in Thousand of New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2003
				Shares/Units (Thousand)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value	Note
ChipMOS	MVI	An indirect major shareholder Investee of 32.76% ownership	Short-term investments	13,396	$242,416	—	$—	—
	Union Bond Fund	—	Short-term investments	8,566	99,071	—	99,071	—
	Barits Repurchase Note	—	Short-term investments	—	199,937 (USD5,754)	—	199,131	—
	Sino Pacific Investment Fund	—	Short-term investments	2.282	792,133 (USD22,821)	—	789,737
	Ultima	The President of ChipMOS is the director of Ultima (resigned in June 2003)	Short-term investments	18,586	218,098	7.71	298,862	—
	Advanced Micro Chip Technology Co., Ltd.	Same president	Long-term investments	9,183	28,349	29.43	24,643	—
	Jesper Limited	—	Long-term investments	—	571,008 (USD16,501)	—	571,008	—
	ChipMOS Japan Inc.	Equity-accounted investee	Long-term investments	0.20	(670)	100	(670)	—
	ChipMOS USA Inc.	Equity-accounted investee	Long-term investments	50	(7,369)	100	(7,370)	—
	PlusMOS	Equity-accounted investee	Long-term investments	5,250	42,143	25	42,185	—
	Chantek	Equity-accounted investee	Long-term investments	118,772	90,305	34	133,098	—
	ThaiLin	Equity-accounted investee	Long-term investments	83,551	610,772	41.78	642,519	—
	Best Home	ChipMOS is the major shareholder	Long-term investments	5,990	89,850	19.91	56,249	—
	Sun Fund	ChipMOS is the major shareholder	Long-term investments	20,000	299,000	16.67	166,432	—
PlusMOS	President Home Run Bond Fund	—	Short-term investments	6,287	83,383	—	83,824	—
	TIIM Bond Fund	—	Short-term investments	773	10,255	—	10,397	—
	HSBC Dragon Fund	—	Short-term investments	259	3,730	—	3,795	—
	Polaris De-Li Fund	—	Short-term investments	3,934	56,610	—	56,648	—
	Chantek	Equity-accounted investee	Long-term investments	41,920	61,413	12	61,874	—
Chantek	The RSIT Enhanced Bond Fund	—	Short-term investments	2,000	20,508	—	20,881	—
	IIT High Yield Fund	—	Short-term investments	600	9,458	—	9,479	—
	Ta Chong Gallop Bond Fund	—	Short-term investments	108	1,100	—	1,118	—

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2003
				Shares/Units (Thousand)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value	Note
	TIIM High Yield Fund	—	Short-term investments	2,625	$30,013	—	$30,600	—
	TIIM Bond Fund	—	Short-term investments	372	5,000	—	5,005	—
	Cash Reserves Fund	—	Short-term investments	136	1,500	—	1,508	—
	Other	—	Short-term investments	—	79,914	—	—	—
	Chantek International Investment Ltd.	Equity-accounted investee	Long-term investments	—	30,163	99.99	30,163	—
	Advanced Micro Chip Technology Co., Ltd.	Equity-accounted investee	Long-term investments	12,000	32,205	38.46	32,160	Collateralize 5,000,000 $19,645
	World-Wide Test Technology Inc.	Equity-accounted investee	Long-term investments	33,357	162,194	23.11	—	Collateralize 28,350,000 $91,255
	Gem Service, Inc.	—	Long-term investments	667	47,633	Preferred Stock	—	—
	Turbonet Communication, Inc.	—	Long-term investments	13	7,670	0.04	—	—
	Chantek International (Cayman) Co., Ltd.	Equity-accounted investee	Long-term investments	1	—	100	—	—
	Integrated Silicon Solution, Inc.	—	Long-term investments	3	1,076	—	—	—
ThaiLin	TSMC, Ltd.	—	Short-term investments	154	15,184	—	8,855	—
	KGI Pioneer Fund	—	Short-term investments	2,000	20,030	—	18,620	—
	Ta Chong Gallop Bond Fund	—	Short-term investments	2,000	20,271	—	20,698	—
	IIT High-Yield Fund	—	Short-term investments	4,417	60,000	—	60,618	—
	Barits International Asset Management Corp.	—	Short-term investments	—	296,770	—	296,770	—
	ViGOUR Technology Corp.	—	Long-term investments	2,361	41,336	3.63	—	—
	China Development Industry Bank	—	Long-term investments	1,800	18,000	2.11	—	—
Advanced Micro Chip Technology Co., Ltd.	World-Wide Test Technology Inc.	—	Long-term investments	456	13,886	0.32	310	—

TABLE 4

ChipMOS TECHNOLOGIES INC. AND INVESTEES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR

PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

For the Six Months Ended June 30, 2003 and 2002

(Amounts in Thousand of New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-Party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares/Units (Thousand)	Amount	Shares/Units (Thousand)	Amount	Shares/Units (Thousand)	Amount	Carrying Value	Gain (Loss) on Disposal	Shares/Units (Thousand)	Amount
ChipMOS	MVI Secured bond	Short-term investments	—	—	—	$—	—	$480,000	—	$480,000	$480,000	$7,265 Note 4	—	$—
	President James Bond Fund	Short-term investments	—	—	15,623	227,230	6,851	100,000	22,474	327,522	327,230	292	—	—
	TIIM Bond Fund	Short-term investments	—	—	4,737	63,056	22,122	296,109	26,859	359,614	359,165	449	—	—
	Union Bond Fnd	Short-term investments	—	—	26,413	302,341	40,138	463,071	57,985	667,166	666,341	825	8,566	99,071
	Tai-yu Long River Bond Fund	Short-term investments	—	—	2,567	28,493	13,437	150,000	16,004	178,613	178,493	120	—	—
	Solomon Bond Fund	Short-term investments	—	—	16,425	180,000	11,951	131,000	28,376	311,545	311,000	545	—	—
	ProMOS Technology Inc.	Short-term investments	—	—	—	—	52,339	290,000 Note 1	52,339	290,000	290,000	—	—	—
	Barits Repurchase Note	Short-term investments	Barits International Asset Management Corp.	—	—	—	—	199,937 (USD5,754)	—	—	—	—	—	199,937 (USD5,754)
	Sino Pacific Investment Fund	Short-term investments	—	—	—	—	2.282	792,133 (USD22,821)	—	—	—	—	2,282	792,133 (USD22,821)
	Ultima	Short-term investments	—	—	—	—	18,586	218,098 Note 2	—	—	—	—	18,586	218,098
	Jesper Limited	Long-term investments	—	—	—	—	—	572,741 (USD16,501)	—	—	1,733 Note 3	—	—	571,008 (USD16,501)
ThaiLin	Barits International Asset Management Corp.	Short-term investments	Barits International Asset Management Corp.	—	—	—	—	296,770	—	—	—	—	—	296,770

Note 1: acquired as guarantee for purchasing MVI bond and disposed to offset the settlement of the bond.

Note 2: transferred from long-term investment.

Note 3: recognized as cumulative translation adjustment

Note 4: recorded in interest revenue

TABLE 5

ChipMOS TECHNOLOGIES AND INVESTEES

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO

AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

For the Six Months Ended June 30, 2003 and 2002

(Amounts in Thousand of New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Note/Accounts Payable or Receivable		Note
			Purchase/Sale (Note 1)	Amount	% to Total	Payment Terms	Payment Terms	Unit Price	Ending Balance	% to Total
ChipMOS	MVI	An indirect major shareholder Investee of 32.76% ownership	Sales	$1,472,056	38.86	Net 90 days from monthly closing date	Net 30-60 days from monthly closing date	$—	$647,612	32.32	—
	Ultima	The President of ChipMOS is the director of Ultima (resigned in June 2003)	Sales	467,304	12.34	Net 90 days from monthly closing date	Net 30-60 days from monthly closing date	—	273,711	13.66	—
	DenMOS	MVI’s investee	Sales	198,740	5.25	Net 30 days from monthly closing date	Net 30-60 days from monthly closing date	—	87,341	4.36	—

TABLE 6

ChipMOS TECHNOLOGIES INC. AND INVESTEES

RECEIVABLE FROM RELATED PARTIES AMOUNTING TO

AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

June 30, 2003

(Amounts in Thousand of New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken
ChipMOS	MVI	An indirect major shareholder Investee of 32.76% ownership	$647,612	4.19	$—	—	$—	$8,718
	Ultima	The President of ChipMOS is the director of Ultima (resigned in June 2003)	273,711	3.09	—	—	228,794	3,685

TABLE 7

ChipMOS TECHNOLOGIES INC. AND INVESTEES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

For the Six Months Ended June 30, 2003 and 2002

(Amounts in Thousand of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2003			Net Income (Loss) of the Investee	Investment Gain (Loss)	Note
				June 30, 2003	June 30, 2002 (Unaudited)	Shares (Thousand)	Percentage of Ownership	Carrying Value
ChipMOS	ChipMOS Japan Inc.	Tokyo, Japan	Research, development, design, manufacture testing and packaging of integrated circuits. Marketing of Semiconductor integrated circuits and electronic parts	$2,699	$2,699	0.2	100	($670)	$237	$237	—
	ChipMOS, U.S.A. Inc.	Sunnyvale, U.S.A.	Research, development, marketing and distribution of Semi-conductor, integrated circuits, and electronic related products	3,088	3,088	50	100	(7,369)	1,437	1,436	—
	PlusMOS	Chupei, Taiwan	Manufacture, design, distribution and sale of electronic product	300,000	300,000	5,250	25	42,143	(37,679)	(9,421)	—
	Chantek	Chupei, Taiwan	Testing and packaging of integrated circuits, sale of electronic product	213,789	213,789	118,772	34	90,305	(94,400)	(27,010)	—
	ThaiLin	Hsin-Chu, Taiwan	Research , development, design, manufacture testing and packaging of integrated circuits. Marketing of Semiconductor integrated circuits and electronic parts	668,407	668,407	83,551	41.78	610,772	(140,854)	(55,267)	—
	Advanced Micro Chip Technology Co., Ltd.	Hsin-Chu, Taiwan	Sale of electronic product, international trading	31,590	—	9,183	29.43	28,349	(13,959)	(3,241)	—